SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 _______________

                               CBI INDUSTRIES, INC.
                            (Name of Subject Company)

                               CBI INDUSTRIES, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, par value $2.50 per share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)
                                 _______________

                                   124800 10 3
                      (CUSIP Number of Class of Securities)
                                 _______________

                             Charles O. Ziemer, Esq.
                    Senior Vice President and General Counsel
                               CBI Industries, Inc.
                               800 Jorie Boulevard
                         Oak Brook, Illinois  60521-2268
                                  (708) 572-7000
             (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                        of the Person(s) Filing Statement)
                                 _______________

                                 With a copy to:

                             Richard D. Katcher, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                          New York, New York  10019-6150
                                  (212) 403-1000





                   This Amendment No. 1 amends and supplements the Solicitation/Recomendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Com-mission (the "Commission") on November 16, 1995, by CBI Indus-tries, Inc., a Delaware corporation (the "Company" or "CBI"), relating to the tender offer made by PX Acquisition Corp.
         ("P Sub"), a Delaware corporation and a wholly owned subsidiary of Praxair, Inc., a Delaware corporation ("Praxair"), to pur-chase all outstanding shares of Common Stock, including the associated Rights issued pursuant to the Amendment and Restate-ment dated August 8, 1989 of a Rights Agreement dated as of March 4, 1986, between the Company and First Chicago Trust Com-pany of New York, as Rights Agent (the "Rights Agreement") at a price of $32.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1995 and the related Letter of Transmittal (which together constitute the "Praxair Offer"), as disclosed in a Tender Offer Statement on Schedule 14D-1 filed by P Sub and Praxair with the Commission on November 3, 1995, and as subsequently amended (the "Schedule 14D-1"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


         ITEM 3.  IDENTITY AND BACKGROUND.


              (b) On November 16, 1995, Mr. Charles O. Ziemer, Senior Vice President and General Counsel of the Company received a letter from Mr. David H. Chaifetz, Vice President, General Counsel and Secretary of Praxair, requesting clarification re-garding certain matters relating to the CBI Salaried Employee Stock Ownership Plan (1987), which letter was filed as Exhibit
         (a)(13) to Amendment No. 3 to the Schedule 14D-1. Mr. Ziemer responded to Mr. Chaifetz's request by letter dated November 21, 1995, a copy of which is filed herewith as Exhibit 31.


         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.


              On November 17, 1995, Mr. John E. Jones, Chairman, Presi-dent and Chief Executive Officer of the Company received a let-ter from Mr. H. William Lichtenberger, Chairman and Chief Ex-ecutive Officer of Praxair, requesting the confidential infor-mation being provided to other interested parties. On November
         20, 1995 the Company sent to Praxair a draft confidentiality agreement, which the Company indicated it was prepared to enter into with Praxair, containing terms no less favorable to Praxair than those contained in the confidentiality agreements entered into with other interested parties. Such draft contem-plates the provision of confidential information by the Company





         to Praxair and provides, among other things, that for a two-year period Praxair would not, unless requested in writing in advance by the Company, acquire, or agree, offer, seek or pro-pose to acquire, any of the Company's assets, businesses or se-curities.

              On November 17, 1995, Praxair amended its complaint against the Company originally filed on October 30, 1995, which amended complaint was filed as Exhibit (a)(15) to Amendment No. 5 to the Schedule 14D-1. The amended complaint seeks an in-junction compelling the Board to include Praxair and P Sub in the Company's efforts to maximize CBI stockholder value and to provide Praxair access to all information and CBI individuals that the Company provides to other third parties in connection with its exploration of alternatives to the Praxair Offer.

         ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


                   Item 9 is hereby amended and supplemented by adding thereto the following:

          Exhibit 14 CBI 1994 Restricted Stock Award Plan (refiled to include page inadvertently omitted).

          Exhibit 31 Letter to David H. Chaifetz, Vice President, General Counsel and Secretary of Praxair, from Charles O. Ziemer, Senior Vice President and General Counsel of the Company, dated November 21, 1995.





                                    SIGNATURE


                   After reasonable inquiry and to the best of its know-ledge and belief, the undersigned certifies that the informa-tion set forth in this statement is true, complete and correct.


                                       CBI INDUSTRIES, INC.



         Dated:  November 21, 1995     By:  /s/ John E. Jones
                                            John E. Jones
                                            Chairman, President and
                                              Chief Executive Officer






                                  EXHIBIT INDEX

          Exhibit 14 CBI 1994 Restricted Stock Award Plan (refiled to include missing page).

          Exhibit 31 Letter to David H. Chaifetz, Vice President, General Counsel and Secretary of Praxair, from Charles O. Ziemer, the Company's Senior Vice President and General Counsel, dated November 21, 1995.